Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a message to all BHP Billiton employees from Marius Kloppers, Chief Executive Officer, BHP Billiton, which was posted to the BHP Billiton intranet. Access to the message by BHP Billiton employees is conditioned on agreement to the terms of an important disclaimer excerpted in full below.

Offers by BHP Billiton Limited (“BHP Billiton”) for all the outstanding ordinary shares of Rio Tinto Plc and Rio Tinto Limited (“Rio Tinto”) (the “Offers”).

NOTE: THE INFORMATION RELATING TO THE OFFERS IS BEING MADE AVAILABLE ON THIS PART OF THE WEBSITE BY BHP BILLITON IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY. ANY POTENTIAL TRANSACTION CANNOT BE VALIDLY APPROVED AND THE OFFERS CANNOT BE VALIDLY ACCEPTED BY HOLDERS OF RIO TINTO SHARES OR ANY OTHER PERSONS THROUGH MEANS OF DOWNLOADING A COPY OF ANY DOCUMENTS RELATING TO THE OFFERS FROM THIS PART OF THE WEBSITE.

Neither this part of the website nor any of the information contained herein constitutes or forms part of any offer or invitation to buy, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, buy or subscribe for, any securities, nor does it constitute investment advice or a recommendation with respect to such securities, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).

The information contained in this part of the website is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by BHP Billiton. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purposes and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained herein.

Access to the Offers

Please read this notice carefully – it applies to all persons who view this part of the website and, depending upon who you are and where you live, it may affect your rights. This part of the site contains information on the Offers. Please note that, as the Offers progress, this disclaimer may be altered or updated. You should read it in full each time you visit this part of the website.

For regulatory reasons, we have to ensure you are aware of the appropriate regulations for the country which you are in. To allow you to view details relating to the Offers, you have to read the following then press “I agree”. If you are unable to agree you should press “I disagree” and you will not be able to view any such details.

Overseas persons

Viewing this information may not be lawful in certain jurisdictions. In other jurisdictions, only certain categories of person are allowed to view this information.

The distribution of documents in relation to the Offers in jurisdictions other than the United Kingdom, Australia or the United States may be restricted by the laws and/or regulations of those jurisdictions or may subject BHP Billiton or its affiliates to registration requirements within such jurisdictions. Failure to comply with any such restrictions may constitute a violation of the laws and/or regulations of any such jurisdiction.

Accordingly, the information on this part of the website must not be viewed if you are in or a resident of any such jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction or which would subject BHP Billiton or any of its affiliates to any registration requirement within such jurisdiction.

If you are not permitted to view the information on this part of the website, or viewing the information would result in a breach of the above, or you are in any doubt as to whether you are permitted to view the information, please exit this webpage by clicking on the “I disagree” box.

Information Relating to the US Offer for Rio Tinto Plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto Plc US shareholders and Rio Tinto Plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto Plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto Plc or Rio Tinto Limited otherwise than under the Offers, such as in open market or privately negotiated purchases.

Public information

Information about Rio Tinto and Alcan Inc. included in the information contained in this part of the website is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in the information contained in this part of the website has been sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

Forward-looking statements

It is possible that this part of the website could or may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed combination on revenues, costs and earnings. Because of their very nature, they are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

There are several factors which could cause actual results or performance to differ materially from those expressed or implied in the forward looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward looking statements include, but are not limited to, the presence of a competitive proposal in relation to

Rio Tinto, satisfaction of any conditions to the Offers, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of the Offers, as well as additional factors, such as BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the SEC, which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information which is contained in this part of the website is subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law, the Listing Rules of ASX Limited or the rules of the UK Listing Authority and the London Stock Exchange) or undertaking to disseminate any updates or revisions to any forward looking statement contained in this part of the website, regardless of whether those statements are affected as a result of new information, future events or otherwise.

Basis of access to the Offers

Access to the electronic version of any documents relating to the Offers is being made available on this part of the website in good faith and for information purposes only. Any person seeking access to this part of BHP Billiton’s website represents and warrants to BHP Billiton that they are doing so for information purposes only.

Rio Tinto shareholders and Rio Tinto ADS holders should seek advice from an independent financial adviser as to the suitability of any action for the individual concerned. Any action required by a shareholder or ADS holder in connection with the Offers will only be set out in documents sent to or made available to Rio Tinto shareholders and Rio Tinto ADS holders and any decision made by such shareholders or ADS holders should be made solely and only on the basis of information provided in those documents.

Responsibility

The directors of BHP Billiton accept responsibility for the information relating to BHP Billiton contained in the documents relating to the Offers available on this part of the website, save that the only responsibility accepted by them in respect of the information relating to Rio Tinto (and its subsidiaries, subsidiary undertakings and controlled companies), which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and represented. Subject as aforesaid, having taken all reasonable care to ensure that such is the case, the information contained in this part of the website for which they are responsible is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to any continuing obligations under applicable law or any relevant listing rules, BHP Billiton expressly disclaims any obligation to disseminate, after the date of the posting of the Offers on this part of the website, any updates or revisions to any statements in the Offers to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

THE INFORMATION RELATING TO THE OFFERS MAY NOT BE DOWNLOADED BY ANY PERSON EITHER IN WHOLE OR IN PART WHERE TO DO SO WOULD OR MAY CONSTITUTE A BREACH OF ANY APPLICABLE LOCAL LAWS OR REGULATIONS.

Confirmation of understanding and acceptance of disclaimer

I have read and understood the disclaimer set out above. I understand that it may affect my rights. I agree to be bound by its terms. I confirm that I am permitted to proceed to this part of the site.

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CEO Message – FY2009

Dear colleagues,

For many years now we have said safety is our number one priority. Despite our efforts, eleven of our colleagues lost their lives while working for us in the last financial year. In this new financial year it is essential that we take action to deliver on our most fundamental commitment, which is our obligation to ensuring that each of us goes home safely at the end of each day. This is at the very core of our objectives for the coming year. Neither production nor financial results must ever come before safety.

Our offer for all of the shares in Rio Tinto will continue to play out during the months ahead as we go through the necessary regulatory approval processes. I firmly believe that the combination of BHP Billiton and Rio Tinto will create the world’s premier diversified natural resources company and a unique opportunity to unlock value for both sets of shareholders. The next six months will be a key performance period for us and I ask you all to remain fully focused on achieving results in all aspects of your work. The operational results we achieve through your efforts will be a factor in the success of the transaction.

Our drive for simplicity will continue in FY2009. We must focus our efforts on activities that contribute directly to the things that matter. They are improved safety, production, growth, cost control, achieving market prices for our products and serving our customers.

From a corporate perspective, part of our commitment to simplification includes the implementation of our Operating Model. This will mean fewer and better defined interfaces between our Customer Sector Groups (CSGs) and Group Functions. This clarity is intended to free up our CSGs to pursue results and allow our Group Functions to provide the highest quality service. Our Group-Level Documentation (GLD) project will support the Operating Model, ensuring that accountabilities, interaction and minimum standards are clearly described. Many of you will be involved in developing the GLD policies, standards and procedures.

The Corporation Alignment Planning (CAP) framework has been successfully implemented across BHP Billiton. It is reflected in the way that our five year plans and budgets have been formulated. We are a natural resources company and continuing the discipline of high-quality integrated planning of our resources is critical to achieving good outcomes. This starts with resource development plans that enable us to identify the best ways to meet demand, and culminates in budgets for nearer-term delivery.

In addition to the items above I would urge us all to focus on the following key themes in FY2009:

1. Maximising production from our assets

Running each asset at 100 per cent of capacity, 100 per cent of the time, in a sustainable and disciplined way, is central to our success. I ask all CSGs to maximise our production, always respecting our overriding objective of Zero Harm.

2. Growing our business

Our strategy of focussing on Tier 1, low-cost and long-life assets will continue. We expect strong long-term growth in demand for our products and favourable supply-demand conditions. We have a growing capital expenditure program that will allow us to expand production from our world class resources. Delivering our growth pipeline on time and within budget is key to growing the value of our company.

3. Controlling our operating costs

The costs to produce our products have risen significantly in recent times and, for us, like for many other sectors, inflation is a real issue. Every effort must be made to control the costs associated with our businesses in a balanced way.

4. Achieving market prices for our products

Our base objective in this area is to achieve market clearing prices for all our products. This ensures fair outcomes for our customers and provides the incentives necessary for us to invest to meet their future needs. Further, we must remain focussed on serving our customers through the provision of high-quality products and distribution.

The year ahead will be both challenging and exciting for all of us. By working together we will all share in the continued success of this great company.

Marius Kloppers

Chief Executive Officer